# PRESENTATION TO:

GTC Biotherapeutics

***Board of Directors***

CAYMUS PARTNERS

November 2010

Transaction Overview

Introduction

•

A special committee of The Board of Directors of GTC Biotherapeutics, Inc. (“GTC”) engaged Caymus Partners LLC (“Caymus Partners”) as its exclusive financial advisor in connection with a potential transaction whereby GTC would be taken private by LFB Biotechnologies, S.A.S.U. (“LFB”)

•	GTC Biotherapeutics is a Massachusetts-based biotechnology company that develops, supplies, and commercializes therapeutic proteins produced through transgenic technology.

•

Transgenic technology entails producing human therapeutic proteins in the milk of transgenic animals. Transgenic animals carry genetic information that allows them to express human therapeutic proteins in their milk. Once produced, these recombinant proteins can be efficiently purified from the animal’s milk to meet exacting FDA standards.

•	LFB Biotechnologies engages in the research and development of monoclonal antibodies and is based in Courtaboeuf, France.

•

As outlined in its offer letter submitted on October 15, 2010, LFB offered to purchase an additional 61 million shares of newly issued GTC common stock at $0.28 per share which will give LFB a 90% ownership stake.

•	At the request of GTC’s board of directors, LFB increased its offer to $0.30 per share

•	Following the private placement, LFB would effect a statutory short-form merger in accordance with Massachusetts law cashing out all remaining minority shareholders for $0.30 per share.

3

GTC Biotherapeutics

•    GTC Biotherapeutics is a Massachusetts based biotechnology company that develops, supplies, and commercializes therapeutic proteins produced through transgenic technology

•   Company’s Mission Statement: To be the world leader in transgenic therapeutic protein development and production; delivering beneficial, safe and cost effective treatments to improve human health

Products:

•    GTC developed a recombinant human antithrombin called Atryn which has been approved for use in the United States and Europe. Atryn is used to treat a range of hereditary and acquired blood deficiencies, including hemophilia and other blood coagulation disorders. Atryn is GTC’s only commercialized drug and is produced by extracting a recombinant form of a specific human protein in goat milk

•   GTC also has other drugs currently in research & development and preclinical phases. Factor VIIa is GTC’s primary project currently in Phase I development and is expected to be effective in treating hemophilia. The drug has considerable commercial potential but is still many years from completion and will require a significant amount of continued investment and regulatory approval before becoming commercially available.

4

GTC Biotherapeutics and LFB Biotechnologies

•

Since 2006, LFB has continually invested common equity, preferred equity and convertible debt in GTC and now owns approximately 83% of GTC on an “as converted” basis. LFB is currently the sole source of funding for GTC’s research and development costs

•	Without continued funding from LFB, GTC would have insufficient capital for its various drug development projects and would be unable to continue operations

•

During February and March 2010, GTC attempted to obtain external financing with the help of its financial advisor, Lazard. The capital raise ended unsuccessfully despite extensive efforts in reaching out to more than 25 potential financial sponsors

•

Because GTC no longer derives any benefits from its public status, LFB has now tendered an offer to take GTC private. The proposed transaction will result in substantial savings for GTC by removing the various legal and administrative costs associated with remaining public

5

GTC Biotherapeutics and LFB Biotechnologies (continued)

September 2006	LFB enters Joint Development and Commercialization Agreement with GTC, providing for a strategic collaboration to develop selected recombinant plasma proteins and monoclonal antibodies using GTC’s transgenic production platform. In connection with the agreement, LFB entered into a Stock and Note Purchase Agreement with GTC consisting of 14,615 shares of convertible preferred stock, 363,000 shares of Common Stock, subordinated convertible notes for an aggregate total of $25.0 million.

October 2006	Pursuant to the terms of the agreement, these securities were issued and sold in three tranches. The first tranche consisted 5,000 shares of GTC’s newly designated Series D convertible preferred stock on October 4, 2006 for $6,150,000.

December 2006	Completion of the second and third tranches was subject to GTC’s receipt of shareholder approval. The required shareholder approval was obtained on December 5, 2006. The second tranche consisted of LFB’s purchase of an additional 9,615 shares of Series D convertible preferred stock and the Convertible Note for an aggregate purchase price of $14,385,100 and was completed on December 14, 2006.

January 2007	The third tranche, which consisted of LFB’s purchase of the Third Tranche Shares for an aggregate purchase price of $4,464,900, was completed on January 3, 2007.

March 2008	LFB converted 14,500 shares of the Series D convertible preferred stock into 1,450,000 shares of Common Stock on March 25, 2008.

October 2008	LFB entered into a Note and Warrant Purchase Agreement with GTC to purchase for $15,000,000 a secured convertible note and a warrant to purchase up to 2,319,354 shares of Common Stock. The transaction was consummated on December 22, 2008.

June 2009	LFB entered into a securities purchase agreement with GTC in which GTC agreed to issue to LFB $12,000,000 of newly-designated Series E-1 convertible preferred stock and $13,500,000 of newly-designated Series E-2 convertible preferred stock in a private placement transaction.

October 2009	LFB elected to convert all 12,000 shares of Series E-1 Preferred Stock and 13,750 shares of Series E-2 Preferred Stock that it had purchased on July 31, 2009 into an aggregate of 10,598,144 shares of Common Stock. In addition, LFB exercised the warrant under the 2009 purchase agreement to purchase 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock

November 2009	LFB entered into a stock purchase agreement with GTC in which GTC agreed to issue and sell 3,387,851 shares of Common Stock to LFB

January 2010	LFB elected to convert all 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock that it had purchased on November 3, 2009 into an aggregate of 5,299,071 shares of Common Stock.

June 2010	LFB entered into a Note Purchase Agreement with GTC to purchase a secured convertible note in the principal amount of $7,000,000. The transaction was consummated on June 15, 2010. The 2010 secured convertible note matures on June 15, 2013

September 2010	On September 13, 2010, LFB sent a letter to the independent members of GTC’s board of directors seeking to initiate discussions with respect to a potential going private transaction to cash out the Company’s minority stockholders.

October 2010	On October 15, 2010, LFB sent an official Offer Letter to the independent members of GTC’s board of directors indicating that LFB’s board of directors had approved LFB making an offer to take GTC private. Such a transaction is proposed to be structured as a purchase by LFB of approximately 61,000,000 shares of Common Stock in a private placement transaction such that LFB would own at least 90% of the outstanding Common Stock. Following the private placement, LFB would effect a statutory short-form merger in accordance with Massachusetts law cashing out all minority shareholders for $0.28 per share.

6

Scope of Engagement

•

In preparing this Fairness Opinion (“the “Opinion”), Caymus Partners took into account its assessment of general economic, market and financial conditions as well as its experience with similar transactions and valuations, among other things:

•	Reviewed financial information and other data including GTC’s most recent financial statements;

•	Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to GTC

•	Reviewed and discussed with management certain financial and operating information furnished by them, including assumptions with respect to the business, operations and future prospects

•

The Opinion by Caymus Partners is necessarily based upon market, economic and other conditions, as they exist, and could be evaluated, on November 4, 2010. Accordingly, although subsequent developments may affect its Opinion, Caymus Partners does not assume any obligation to update, review or reaffirm its Opinion

•

Caymus Partners has relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it by GTC’s management without assuming any responsibility for an independent verification of any such information and has further relied upon the assurance of management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading

7

The Transaction

•	LFB has offered to purchase an additional 61 million shares of newly issued GTC common stock at $0.30 per share which will give LFB a 90% ownership stake.

•	Following the private placement, LFB would effect a statutory short-form merger in accordance with Massachusetts law cashing out all remaining minority shareholders for $0.30 per share.

•	LBF’s offer letter was filed with the SEC and publically announced on October 19, 2010. LFB’s offer, now increased to $0.30 per share represents a:

•	6.3% discount to GTC’s stock price of $0.32 one day prior the original announcement

•	11.8% discount to GTC’s stock price of $0.34 one week prior the original announcement

•	11.8 % discount to GTC’s stock price of $0.34 one month prior the original announcement

•

FB’s offer constitutes a $21 million total purchase price and represents a 7.1% premium to the company’s current share price of $0.28 per share (as of November 4, 2010), and a 3.4% premium to the trailing 30 day average stock price of $0.29 per share

•	The chart used below depicts the premium to LFB’s original offer paid to minority shares.

Offer Sensitivity Analysis

($ in thousands)

Newly Issued Share Purchase			Minority Share Purchase				Minority Share Premium
Price Per Share	Shares Purchased	Newly Issued Share Cost	Premium to Original Offer	Price Per Share	Shares Purchased	Minority Share Cost	Total Cost	Premium to Original Offer	Premium % of Total Purchase Price
			0.0%	$0.280	9,130	$2,556	$20,813	$0	0.0%
			5.0%	0.294	9,130	2,684	20,941	128	0.6%
$0.30	60,857	$18,257	7.1%	0.300	9,130	2,739	20,996	183	0.9%
			10.0%	0.308	9,130	2,812	21,069	256	1.2%
			15.0%	0.322	9,130	2,940	21,197	383	1.8%

8

Historical Financials

GTC Historical Income Statements

	2005	2006	2007	2008	2009
Revenue	4,152	6,128	13,896	16,656	2,826
Costs of revenue and operating expenses:
Cost of revenue	4,344	6,651	11,561	8,624	2,256
Research and development	21,145	25,401	28,925	21,031	25,417
Selling, general and administrative	8,428	9,723	9,834	10,208	11,407

	33,917	41,775	50,320	39,863	39,080

Operating loss from continuing operations:	(29,765)	(35,647)	(36,424)	(23,207)	(36,254)
Other income and (expenses):
Interest income	547	1,237	1,443	184	21
Interest expense	(1,140)	(1,001)	(1,329)	(1,183)	(3,443)
Other income (expense)	246	66	(11)	1,541	12,723

Net loss	(30,112)	(35,345)	(36,321)	(22,665)	(26,953)
Dividends/accretion on redeemable convertible preferred stock					(900)
Net loss attributable to common shareholders	(30,112)	(35,345)	(36,321)	(22,665)	(27,853)
Net loss per common share (basic and diluted)	(6.19)	(5.29)	(4.66)	(2.31)	(2.18)
Weighted average # of shares outstanding (basic and diluted)	4,865,814	6,686,035	7,786,300	9,819,996	12,778,445

•	GTC has incurred net losses for the past five years primarily due to drug development costs far exceeding net revenue received from its only commercially sold drug, Atryn

10

GTC Current and Historical Balance Sheets

	Sept 30, 2010	Jan 3, 2010
ASSETS
Current assets:
Cash and cash equivalents	2,738	3,816
Accounts receivable and unbilled contract revenue	395	243
Related party receivable	2,417	1,500
Inventory	379	56
Restricted cash	449	599
Other current assets	938	1,217

Total current assets	7,316	7,431
Net property, plant and equipment	11,873	12,456
Intangible assets, net	4,671	5,348
Other assets	600	765

Total assets	24,460	26,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	4,689	6,295
Accrued liabilities	7,596	6,029
Related party payable	1,300	650
Short-term deferred contract revenue	1,477	6,875
Derivative liability	—	2,660
Current portion of long-term debt	26	51
Current portion of debt to related party	—	300

Total current liabilities	15,088	22,860
Accrued interest related party	1,457	656
Long-term deferred contract revenue	—	8,173
Long-term debt, net of current portion	35	54
Long-term debt to related party, net of debt discount	31,638	16,704
Other long-term liabilities	20	37

Total liabilities	48,238	48,484
Redeemable convertible preferred stock:
Series E-1 Redeemable Convertible Preferred stock	—	4,223
Series E-2 Redeemable Convertible Preferred stock	—	4,370
Related party subscription receivable	—	(6,375)
Total redeemable convertible preferred stock	—	2,218
Shareholders’ deficit:
Preferred stock	—	—
Common stock	304	247
Capital in excess of par value	309,273	303,869
Accumulated deficit	(333,355)	(328,818)

Total shareholders’ deficit	(23,778)	(24,702)

Total liabilities, redeemable convertible preferred stock and shareholders’ deficit	24,460	26,000

11

GTC Historical Balance Sheets

Balance Sheet Data:	2005	2006	2007	2008	2009	Sept 2010
Cash, cash equivalents and marketable securities	36,169	43,385	15,765	11,643	3,816	2,738
Long-term liabilities	9,688	16,443	13,970	28,469	24,968	33,150
Shareholders’ equity (deficit)	36,709	37,956	8,024	(4,123)	(22,484)	(23,778)

•	Cash, cash equivalents, and marketable securities have continuously decreased over the last 4 years from $43.4 million in December 2006 to $2.7 million in September 2010

•	GTC holds a significant amount of long-term debt from LFB. Total long-term liabilities has increased from $9.7 million in December 2005 to $33.2 million in September 2010

•	LBF has amended the original terms on it’s various debt agreements with GTC to more favorable terms for GTC, resulting in reduced interest rates and lower accrued interest

•	These considerations from LFB have allowed GTC to continue operations, since the company would be insolvent if the original terms of the debt agreements were enforced

•	Under the original contracts, LFB has total principal payments of $16.4 million due in 2012

•	Year over year losses have caused shareholder’s deficit to reach $23.8 million in September 2010

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GTCB 5-Year and 1-Year Historical Stock Price Charts

GTCB
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GTCB
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GTCB moves
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13

GTC 6-Month and 30-Day Historical Stock Price Charts

14

Valuation of GTC

GTC Projected Income Statement

	2010	2011	2012	2013	2014	2015
Revenue Base
ATryn (excl new 500 IU impact if not funded)	1,056	2,500	3,000	4,000	5,000	5,000
Atryn (impact of new small vial)		500	3,000	6,000	10,000	15,000
Contract Services (non-LFB)	1,539	1,156	507	517	528	539
Contract Services (LFB)	500	500	500	500	500	500
add: non-cash Lundbeck recognition	8,900
US Market FVIIa Revenue (not adj for JV own pct)						43,800

Total Revenue	11,995	4,656	7,007	11,017	16,028	64,839
Costs of Sales
Materials used in Mfg	172	641	229	—	104	361
External Services	1,625	1,462	1,112	—	288	6,417
Internal Salaries & Overheads	661	916	745	—	187	5,660
Change in Inventory	(356)	(1,895)	815	1,330	1,322	(1,693)

Total Cost of Sales	2,102	1,123	2,900	1,330	1,901	10,744

Gross Margin	9,893	3,533	4,107	9,687	14,127	54,095
Research & Development	20,658	20,190	15,278	11,270	11,773	16,515
Commercial - Selling, Marketing	2,356	1,616	1,997	3,202	3,614	4,126
Intellectual Property Costs	1,125	923	951	980	1,009	1,039
General & Administrative	3,289	3,863	4,010	4,130	4,254	4,382
Interest Expense (excludes LFB debt)	103	103	103	96	80	66

Profit before Income Taxes	(17,638)	(23,162)	(18,232)	(9,990)	(6,603)	27,967
Income Taxes	—	—	—	—	—	—

Net Income	(17,638)	(23,162)	(18,232)	(9,990)	(6,603)	27,967

16

GTC Projected Cash Flows

Net Income	(17,638)	(23,162)	(18,232)	(9,990)	(6,603)	27,967
Adjustments:
Change in Inventory	356	1,895	659	(1,330)	(1,322)	1,693
FVIIa Reimbursement from LFB	3,157
Add - Depreciation & Amortization	1,917	1,846	1,570	1,580	1,590	1,351
Add Capital, Payables	(4,035)	(3,324)	(3,300)	(3,000)	—	—
Add Gen III Capital	—	(1,600)	—	—	—	—
Non-Cash Revenue	(8,900)	—	—	—	—	—

Cash Inflow(Outflow)	(25,143)	(24,344)	(19,303)	(12,740)	(6,335)	31,011

•	GTC continues to project negative net income and cash flow in the near future and does not expect positive cash flow until 2015

•

A traditional discounted cash flow analysis is used to measure the net present value of a company’s future stream of earnings. This method cannot be accurately applied to GTC due to the fact that GTC’s first year of positive projected cash flow begins in 2015 and is entirely dependent on LFB’s continued funding

•	Additionally, there is significant speculation involved in estimating the likelihood of future revenues being realized

•	The probability of success and commercial value for GTC’s FVIIa project is uncertain

•

LFB and GTC are currently engaged in a collaboration agreement to develop multiple recombinant proteins. Under this contract, profit allocation will be adjusted based on the development costs incurred. Because LFB is currently bearing the majority of research and development costs of these projects, LFB will be entitled to the majority of future potential profits received

17

Comparable Public Company Analysis

•	Caymus Partners researched the stocks of public companies similar to GTC to produce the following list:

(Dollars in Millions, Except Per Share Amounts)

	Ticker	Share Price 11/02/10	52 Week Price Range High - Low		Shares Outstanding (MM)	Percent of 52 Wk High	Market Value of Equity	Total Enterprise Value	LTM Revenue	LTM EBITDA	Multiple of Enterprise Value to:
Company											LTM Revenue	LTM EBITDA
Biotechnology R&D -
Protalix BioTherapeutics, Inc.	PLX	$10.00	$12.5	$5.6	81.0	80.0%	$810.2	$755.2	$2.7	$(36.8)	282.9x	N/M
Ablynx NV	ABLX	$11.57	$11.9	$8.7	43.6	96.9%	$504.4	$357.4	$34.2	$(28.5)	10.5x	N/M
Sangamo Biosciences Inc.	SGMO	$4.09	$6.8	$2.8	45.2	60.0%	$184.9	$115.9	$26.4	$(18.4)	4.4x	N/M
Repligen Corporation	RGEN	$3.82	$5.1	$3.0	30.8	75.0%	$117.6	$62.4	$24.8	$1.1	2.5x	57.0x
GenVec, Inc.	GNVC	$0.50	$3.4	$0.4	129.0	15.0%	$64.6	$25.6	$12.4	$(16.1)	2.1x	N/M
PolyMedix, Inc.	PYMX	$0.88	$1.5	$0.7	81.0	58.3%	$70.9	$52.6	$1.9	$(13.5)	27.2x	N/M
Sinobiomed Inc.	SOBM	$0.06	$0.3	$0.0	131.4	19.6%	$7.2	$17.6	$1.1	$(4.9)	16.5x	N/M
Hansa Medical AB	HMED	$0.78	$1.8	$0.7	7.7	43.4%	$6.1	$4.8	$0.1	$(2.1)	75.9x	N/M
Amarillo Biosciences Inc.	AMAR	$0.03	$0.2	$0.0	54.6	14.8%	$1.7	$3.7	$0.1	$(1.2)	67.9x	N/M
Pharming Group N.V.	PHARM	$0.35	$0.8	$0.2	358.8	46.1%	$124.3	$124.2	$1.7	$(29.2)	74.0x	N/M
Dyax Corp.	DYAX	$2.41	$4.7	$2.1	98.4	51.4%	$237.1	$206.4	$48.5	$(14.2)	4.3x	N/M
ViroPharma Inc.	VPHM	$16.36	$16.8	$7.3	78.0	97.4%	$1,275.8	$971.2	$405.2	$220.5	2.4x	4.4x
GTC Biotherapeutics, Inc.	GTCB	$0.24	$1.8	$0.2	30.5	13.2%	$7.3	$36.2	$15.7	$(10.3)	2.3x	N/M

Source: Capital IQ, Inc., a division of Standard & Poor’s

•	Due to the unique nature of the biotech industry, company valuation may not be accurately reflected in historical revenue and EBITDA multiples or similar metrics.

•	The multiples of Enterprise Value to Revenue and EBITDA are largely not meaningful due to:

•	A) Significant variation within the sample for the EV / LTM Revenue multiple

•	B) Negative EBITDA for the majority of biotechnology companies listed

Source: Capital IQ, Inc., a division of Standard & Poor’s

18

Comparable Transactions Analysis

(Dollars in millions)

						Takeover Premium (%)
Date	Transaction Comments	Implied EV	Implied EV / Revenues	Implied EV / EBITDA	Implied Equity Value / Book Value	1 Day Prior	1 Week Prior	1 Month Prior	Total Consideration to Shareholders	Percent Sought (%)
01/27/2009	BT Group plc (LSE: BT.A) made a buyout offer to acquire the remaining 2.19% stake in NET2S Group (ENXTPA: NTS) for €1.83 million. The offer relates to a maximum of approximately 0.35 million shares in Net2S BT Group plc at an offer price of €5.27 in cash for each share.	$111	0.90	22.66	4.06	85.56%	85.56%	58.26%	$2.42	2.2%

05/31/2010	France Telecom (ENXTPA: FTE) made a bid to acquire the remaining 3.69% stake in Network Related Services (ENXTPA: GRS) for €3.6 million in cash. As per the terms of the transaction, France Telecom has offered €18 per share to the minority shareholders and will acquire 0.2 million shares.	$118	0.31	4.86	0.98	42.83%	48.61%	44.44%	$4.46	3.7%

06/04/2009	René Deshays and family of Softway Medical offered to acquire remaining 5.26% minority stake in Softway Medical (ENXTPA: SOM). Under the terms of the offer, Gred and other investors will offer €1.28 per share and €1.28 per convertible bond not own by them.	$46	1.14	6.78	3.27	3.23%	3.23%	3.23%	$1.66	5.3%

03/18/2008	FLIR Systems Inc. (NasdaqNM: FLIR) offered to acquire the remaining 0.67% stake in Cedip Infrared Systems (ENXTPA: ALCED) from Alto Invest, Alto Innovation 4, FCPI and Xange Private Equity for €0.42 million. The offer per share is €19.50.	$74	2.54	13.11	2.81	2.63%	2.63%	2.63%	$0.66	0.7%

08/07/2008	Sebastian Holdings Inc. offered to acquire remaining 6.12% stake in Confirmit ASA on August 7, 2008. The transaction is valued at approximately NOK 28.8 million, based on NOK 22.5 per share.	$82	1.85	12.59	2.87	0.45%	0.90%	28.57%	$5.53	6.1%

01/28/2010	Jacobus Wijnants made a squeeze out bid to acquire the remaining 1.02% stake in Oxbridge N.V. for €0.03 million. Jacobus Wijnants will pay €4.6 per Oxbridge share.	$5	—	—	—	0.03%	0.03%	—	$0.05	1.0%

10/14/2009	Bryan J. Zwan and Al Zwan signed a contribution agreement to acquire the remaining 8.91% stake in Digital Lightwave Inc. (OTCBB: DIGL) for $1.3 million in cash. Under the terms of the agreement, the shareholders of Digital Lightwave will receive $0.055 per share.	$53	6.08	—	—	0.02%	10.02%	37.52%	$1.25	8.9%

12/13/2007	OSI Systems, Inc. (NasdaqNM: OSIS) agreed to acquire the 9.3% stake in Spacelabs Healthcare, Inc. for $11.9 million. Each share of Spacelabs Healthcare common stock held by the minority shareholders immediately prior to the effective time of the merger was converted into the right to receive $2.01 per share.	$169	0.73	28.86	2.19	-1.38%	3.81%	23.28%	$11.86	9.3%

06/25/2008	Qioptiq Group made an offer to acquire the remaining 4.68% stake in Linos AG from the minority shareholders for €5.9 million in cash. Qioptiq Group agreed to pay €22.97 per share of Linos AG.	$193	1.31	9.97	3.84	-6.24%	-3.49%	-3.49%	$9.23	4.7%

05/08/2009	Alcon Inc. (NYSE: ACL) made an offer to acquire remaining 4.96% stake in WaveLight AG from Carl Zeiss Meditec AG (XTRA: AFX) in cash. Alcon Inc. has decided to pay €20.02 per non-par value bearer share.	$217	1.95	12.72	13.69	-9.00%	2.67%	5.87%	$8.86	5.0%

03/09/2009	Peter Schroecksnadel, Chairman of Feratel Media Technologies made an offer to acquire a 9.96% stake in Feratel Media Technologies AG from Schiwind GmbH and other shareholders for €3 million. The offer includes payment of €4.01 per share of Feratel Media Technologies.	$36	0.92	5.95	1.75	-9.68%	-19.48%	-24.34%	$3.85	10.0%
				Mean:	9.9%	12.2%	17.6%
				Median:	0.0%	2.7%	14.6%

Source: Capital IQ, Inc., a division of Standard & Poor’s

19

Comparable Transactions Analysis

•	Caymus Partners researched transactions in the market comparable to the proposed transaction between GTC and LFB

•	The list of eleven comparable transactions was produced using the following filters:

A.	Transactions over the last 3 years

B.	Companies with an implied enterprise value less than $500 million

C.	Transactions within the healthcare or technology industries

D.	Transactions in developed markets (U.S., Canada and Europe)

E.	Transactions where a 90% or greater majority shareholder is purchasing all remaining shares

•	The average takeover premium one month prior to the transaction announcement was 17.6%, while the median takeover premium one month prior to closing was 14.6%.

Purchase Premiums for Going Private Transactions Desriptive Statistics

	1 Day Prior	1 Week Prior	1 Month Prior
High	85.6%	85.6%	58.3%
Low	-9.7%	-19.5%	-24.34
Mean	9.9%	12.2%	17.6%
Adjusted Mean[1]	3.6%	7.6%	17.8%
Median	0.0%	2.7%	14.6%

(1)	removes the highest and lowest value

•

Important considerations for evaluating this data would include the small size of the sample, variability within the sample, remaining ownership percentage sought, company size, and company earnings performance

20

Summary

Summary

•	The Board of Directors engaged Caymus Partners as its exclusive financial advisor in connection with a potential Transaction

•	Caymus Partners undertook a study and analysis of the business, operations, financial condition and prospects of GTC

•	Caymus Partners met with the management of GTC to discuss the transaction and due diligence questions as well as to review financial and other pertinent information

•	Given GTC’s complete reliance on LFB for the continued ability to operate, Caymus believes the proposed transaction is fair to GTC’s remaining shareholders

22

Appendix

Comparable Transactions List

(A) All industries, (B) 90% or greater majority shareholder purchasing remaining shares, (C) U.S., Canada and Europe, (D) Implied Enterprise Value < $500mm, (E) Last 3 years

						Takeover Premium (%)
Date	Transaction Comments	Implied EV	Implied EV / Revenues	Implied EV / EBITDA	Implied Equity Value / Book Value	1 Day Prior	1 Week Prior	1 Month Prior	Total Consideration to Shareholders	Percent Sought (%)
02/28/2008	GreenShift Corporation (OTCBB: GERS) acquired the remaining 10% of GS AgriFuels Corporation (OTCBB: GSGF) for $1.45 million in cash on February 28, 2008. GreenShift Corporation offered to pay $0.50 per share for the shares of GS AgriFuels.	$54	4.70	—	—	9.9%	19.1%	25.0%	$1.45	10.0%

11/09/2007	Optimum Group Inc. agreed to buy remaining 9.85% stake in Optimum General Inc. (TSX: OGI.A) for CAD 2.24 million in cash on November 9, 2007. The offer per share was CAD 5.15.	$21	0.22	1.89	0.45	9.8%	9.8%	9.8%	$2.39	9.9%

09/17/2010	Morpol S.A. (OB: MORPOL) made an offer to acquire the remaining 9.5% stake in Marine Farms ASA (OB: MAFA) for NOK 64.4 million in cash on September 17, 2010. Under the terms, Morpol will offer NOK 18.5 per Marine Farms share.	$212	1.32	11.19	1.56	0.0%	27.6%	32.1%	$10.55	9.5%

11/18/2009	Geneve Corp. acquired remaining 9.4% stake in Aristotle Corp. for $16.4 million on November 18, 2009.	$152	0.76	10.50	2.00	1.1%	-0.6%	2.8%	$9.29	9.4%

12/13/2007	OSI Systems, Inc. (NasdaqNM: OSIS) agreed to acquire the 9.3% stake in Spacelabs Healthcare, Inc. for $11.9 million on December 13, 2007. Each share of Spacelabs Healthcare common stock held by the minority shareholders immediately prior to the effective time of the merger was converted into the right to receive $2.01 per share.	$169	0.73	28.86	2.19	-1.4%	3.8%	23.3%	$11.86	9.3%

10/14/2009	Bryan J. Zwan and Al Zwan signed a contribution agreement to acquire the remaining 8.91% stake in Digital Lightwave Inc. (OTCBB: DIGL) for $1.3 million in cash on October 14, 2009. Under the terms of the agreement, the shareholders of Digital Lightwave will receive $0.055 per share.	$53	6.08	—	—	0.0%	10.0%	37.5%	$1.25	8.9%

04/26/2010	Mitsides Public Company Ltd. (CSE: MIT) made an offer to acquire remaining 8.86% stake in MITSIDES POINT A.D. (BELEX: ZTPB) for RSD 21.4 million on April 26, 2010. Under the terms, Mitsides Public Company Ltd. will acquire 2,227 shares for RSD 9,600 per share.	$14	1.01	—	—	0.0%	0.0%	0.0%	$0.29	8.9%

09/17/2010	Interstil AS made an offer to acquire the remaining 8.76% stake in Hjellegjerde ASA (OB: HJE) for NOK 5.8 million from Havila AS, Nordnet Bank AB (OM: NN B), Danske Bank A/S (CPSE: DANSKE) and other shareholders on September 17, 2010. Under the terms, Interstil is offering NOK 0.15 per Hjellegjerde share.	$11	—	—	—	-25.1%	-21.2%	-40.1%	$0.94	8.8%

10/14/2008	Unipetrol AS (SEP: BAAUNIPE) made a tender offer to acquire the remaining 8.23% stake in Paramo AS (SEP: BAAPARAM) from the Shareholders for approximately CZK 107 million on October 14, 2008. Unipetrol made an offer of CZK 977 per share for the remaining shares.	$91	0.15	3.59	0.54	-18.5%	-18.6%	-29.0%	$5.95	8.2%

12/09/2008	PFHC Establishment AD made an offer to acquire 8% stake in Balkantourist Elit AD-Sofia for BGN 6.04 million on December 9, 2008. Under the terms of the offer, PFFC will acquire 3.13 million shares of Balkantourist at BGN 1.93 per share.	$50	—	—	—	140.7%	140.7%	92.8%	$3.98	8.0%

06/25/2010	Eimco Water Technologies GmbH made an offer to acquire the remaining 7.4% stake in CHRIST Water Technology AG (WBAG: CWT) for €3.1 million on June 25, 2010. Under the terms, €2.1 per share will be offered to the remaining shareholders in CHRIST Water.	$87	0.46	—	—	-25.0%	-25.0%	-25.0%	$3.76	7.4%

08/07/2008	Sebastian Holdings Inc. offered to acquire remaining 6.12% stake in Confirmit ASA on August 7, 2008. The transaction is valued at approximately NOK 28.8 million, based on NOK 22.5 per share.	$82	1.85	12.59	2.87	0.4%	0.9%	28.6%	$5.53	6.1%

11/15/2007	Icahn Enterprises, L.P. acquired the remaining stake of 5.8% in Atlantic Coast Entertainment Holdings Inc. for $12.3 million in cash on November 15, 2007 in a short from merger. Upon the consummation of the transaction, each shareholder of Atlantic Coast Entertainment will receive $21.29 per share.	$203	14.09	18.51	0.93	20.3%	17.4%	22.1%	$12.25	5.8%

Source: Capital IQ, Inc., a division of Standard & Poor’s

24

Comparable Transactions List (Continued)

(A) All industries, (B) 90% or greater majority shareholder purchasing remaining shares, (C) U.S., Canada and Europe, (D) Implied Enterprise Value < $500mm, (E) Last 3 years

						Takeover Premium (%)
Date	Transaction Comments	Implied EV	Implied EV / Revenues	Implied EV / EBITDA	Implied Equity Value / Book Value	1 Day Prior	1 Week Prior	1 Month Prior	Total Consideration to Shareholders	Percent Sought (%)
10/19/2009	Eczacibasi Yapi Gerecleri Sanayi ve Ticaret A.S. (IBSE: ECYAP) made a cash offer to acquire the remaining 4.98% stake in Burgbad AG from minority shareholders for €3.5 million in cash on October 19, 2009. ECYAP made a cash offer of €19.67 per share to minority shareholders of Burgbad.	$99	0.84	4.43	2.21	3.6%	3.6%	-4.0%	$5.14	5.0%

05/08/2009	Alcon Inc. (NYSE: ACL) made an offer to acquire remaining 4.96% stake in WaveLight AG from Carl Zeiss Meditec AG (XTRA: AFX) in cash on May 8, 2009. On July 9, 2009, Alcon Inc. has decided to pay €20.02 per non-par value bearer share.	$217	1.95	12.72	13.69	-9.0%	2.7%	5.9%	$8.86	5.0%

06/25/2008	Qioptiq Group made an offer to acquire the remaining 4.68% stake in Linos AG from the minority shareholders for €5.9 million in cash on June 25, 2008. Qioptiq Group agreed to pay €22.97 per share of Linos AG.	$193	1.31	9.97	3.84	-6.2%	-3.5%	-3.5%	$9.23	4.7%

11/17/2008	Sigma Consulting made an offer to acquire remaining 3.73% stake in Cigarette Factory Plovdiv AD (BUL: 4CV) for approximately BGN 1.47 million on November 17, 2008. The consideration includes acquisition of remaining shares of Plovdiv at BGN 36.6 per share.	$25	—	—	—	21.0%	22.0%	4.6%	$0.94	3.7%

11/16/2009	Körber AG offered to acquire remaining 3.5% stake in Winkler & Duennebier AG for €3.5million in cash on November 16, 2010. Körber AG offered to pay €15.55 per Winkler & Duennebier share.	$171	0.99	14.72	2.36	40.7%	43.8%	43.8%	$5.22	3.5%

11/20/2008	3L Capital made a bid to acquire the remaining 40.64% stake in Exendis NV (ENXTAM: EXNDS) from the existing shareholders for approximately €0.3million in cash on November 20, 2008. 3L Capital will offer €0.38 per share.	$(4)	—	—	0.16	-48.7%	-62.0%	-39.7%	$0.03	2.9%

07/15/2008	Chairman Bruno Choux and Catherine Choux launched a tender offer to acquire remaining 2.8% stake in Piscinelle SA for €0.15 million on July 15, 2008. Bruno Choux and Catherine Choux agreed to pay €5.25 per share.	$9	—	—	—	50.0%	50.0%	50.0%	$0.24	2.8%

05/28/2008	IVG Immobilien AG (DB: IVG) agreed to acquire the remaining 2.43% stake in IVG Deutschland Immobilien AG for €3.8 million on May 28, 2008 in a squeeze-out transaction. Under the terms, IVG Immobilien agreed to pay €10.8 per no-par share of IVG Deutschland Immobilien AG.	$245	7.04	—	—	4.4%	-0.7%	5.7%	$5.96	2.4%

01/27/2009	BT Group plc (LSE: BT.A) made a buyout offer to acquire the remaining 2.19% stake in NET2S Group (ENXTPA: NTS) for €1.83 million on January 27, 2009. The offer relates to a maximum of approximately 0.35 million shares in Net2S BT Group plc at an offer price of €5.27 in cash for each share.	$111	0.90	22.66	4.06	85.6%	85.6%	58.3%	$2.42	2.2%

06/11/2009	Glencoe Capital LLC made an offer to acquire remaining 1.98% shares of Polyair Inter Pack Inc. (OTCPK: PPKZ) for CAD 0.17 million on June 11, 2009. The consideration to be paid to shareholders will be CAD 0.05 per common share.	$23	0.23	16.30	—	102.4%	167.8%	203.4%	$0.15	2.0%

01/28/2010	Jacobus Wijnants made a squeeze out bid to acquire the remaining 1.02% stake in Oxbridge N.V. for €0.03 million on January 28, 2010. Jacobus Wijnants will pay €4.6 per Oxbridge share.	$5	—	—	—	0.0%	0.0%	—	$0.05	1.0%

01/07/2009	Wessanen France Holding SAS made a mandatory offer to acquire the remaining 0.4% stake in Distriborg SA (ENXTPA: BORG) for €1.04 million on January 7, 2009. As reported, Wessanen France offered to acquire 6,613 shares for €157 per share.	$349	1.10	11.50	1.92	61.2%	61.2%	61.2%	$1.42	0.4%
					Average:	16.7%	21.4%	23.6%
					Median:	1.1%	3.8%	16.0%

Source: Capital IQ, Inc., a division of Standard & Poor’s

25

Geoffrey L. Faux	J. Oliver Maggard	Joshua M. King	Geoffrey T. Malcolm
Managing Partner	Managing Partner	Analyst	Analyst
Direct (404) 995-8302	Direct (212) 755-3600	Direct (404) 995-8311	Direct (404) 995-8321
gfaux@caymuspartners.com	omaggard@caymuspartners.com	jking@caymuspartners.com	gmalcolm@caymuspartners.com

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